Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File No.: 001-13397

FORWARD-LOOKING STATEMENTS

This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge and Corn Products, and the anticipated consequences and benefits of the transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products. Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

ADDITIONAL INFORMATION

This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge and Corn Products intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, New York 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154, Attention: Investor Relations. Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger. If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.

Event ID:	1904441
Culture:	en-US
Event Name:	Q2 2008 Bunge Limited Earnings Conference Call
Event Date:	2008-07-24T14:00:00 UTC

Notes:

Converted From Text Transcript

Event ID:  1904441

C: Mark Haden; Bunge Limited; Director, IR

C: Alberto Weisser; Bunge Limited; Chairman, CEO

C: Jacqualyn Fouse; Bunge Limited; CFO

P: Christina McGlone; Deutsche Bank; Analyst

P: Christine McCracken; Cleveland Research; Analyst

P: Robert Moskow; Credit Suisse; Analyst

P: Ken Zaslow; BMO Capital Markets; Analyst

P: David Driscoll; Citigroup; Analyst

P: Vincent Andrews; Morgan Stanley; Analyst

P: Diane Geissler; Merrill Lynch; Analyst

+++ presentation

Operator: Good day, everyone, and welcome to the Bunge Limited Second Quarter Conference Call. Today’s call is being recorded. At this time for opening remarks and introductions, I would like to turn the call over to Mr. Mark Haden. Please, go ahead, sir.

Mark Haden: Thank you, Steve, and thank you, everyone, for joining us this morning. Welcome to Bunge Limited’s Second Quarter 2008 Earnings Conference Call.

Before we get started, I wanted to inform those of you who may not have seen it in the press release this morning that we have prepared a slide presentation to accompany our discussion of the second quarter results. It can be found in the Investor Information section of our website, www.Bunge.com, under Investor Presentations.

Reconciliations of non-GAAP measures disclosed orally on this conference call to the most directly comparable GAAP financial measure are posted on our website in the Investor Information section.

I’d like to direct you to slide two and remind you that today’s presentation includes forward-looking statements that reflect Bunge’s current views with respect to future events, financial performance, and industry conditions. These forward-looking statements are subject to various risks and uncertainties. Bunge has provided additional information in its reports on file with the SEC concerning factors that could cause actual results to differ materially from those contained in this presentation and encourages you to review these factors.

Participating on the call with me this morning to discuss our second quarter results are Alberto Weisser, Bunge’s Chairman and CEO, and Jackie Fouse, Bunge’s Chief Financial Officer.

Let’s go to slide three. And now I’ll turn the call over to Alberto.

Alberto Weisser: Good morning, everyone. We are very pleased with our second quarter results. Bunge’s strong performance is a reflection of our skilled team and the value of our global and integrated network of operations. The last four quarters have certainly been a unique and challenging time for participants in the food and agribusiness production chain. The market has been characterized by volatility and high prices caused by increasing demand, tightening supply, high energy prices, and temporary disruptions in some regions.

In today’s environment, Bunge requires significantly more working capital to serve both farmers and customers and effective risk management is essential. The agribusiness and food market is dynamic, because it is global and connected to many fundamental elements of the world economy. We will always see shifts from period to period as the market, through its normal functions, adjusts to prevailing conditions; however, the long-term trends that drive demand growth in our industry remains steady.

The world’s population is increasing and living standards among the billions of citizens in developing economies continues to improve. As demand increases, the world will need larger supplies of crops and smooth global trade. Customers will look for strong suppliers that can provide broad product portfolios and flexible global service. Consumers will seek greater options and affordability in their food purchases.

We see Bunge playing an important role; one that generates value for shareholders and benefits for all other stakeholders. We can manufacture fertilizer for farmers, so they can produce larger crops on less land, act as a physical link among regions that enables the effective distribution of commodities, and process products efficiently and safely so food generally is less expensive for the end consumer.

Over the past eight years, as a public company, we have invested billions of dollars so we can serve this role better and more profitably. We have created a more global, integrated, and balanced business that can capitalize on opportunities in numerous geographies, provide customers a broad range of basic and value added products, and which has the diversity to perform well in a variety of market conditions.

We see the positive results of these long-term investments in our recent earnings. Our planned combination with Corn Products is the next logical step. As slide four shows, the combination with Corn Products will create a more global company with greater opportunity. Building on corn product’s asset base, Bunge will be able to expand its integrated operations into promising markets such as Mexico, Columbia, Korea, and Pakistan where today we have either a small presence or none at all.

Similarly, Corn Products will be able to leverage Bunge’s business in places like India and Europe where the company does not currently operate to build local operations or to import higher value products. Of course, in North America, Brazil, Argentina, and China, our combined operations will create a stronger presence.

As you can see on slide five, corn wet milling is a complementary value chain. It fits very well with our existing business and by adding it to our operations, we will be able to generate additional value from our supply chain and from distribution among other areas. When we established our focus for synergies and incremental profit prior to signing the merger agreement, we only included operations in which we had good visibility, primarily in the US and Brazil. We believe that as we integrate our two companies, additional opportunities should emerge.

The alliance we already have in Brazil supplying the bakery industry is a good example of how we can generate incremental value. We have every reason to believe that we pursue similar efforts in other places. We are really excited about this combination and see it as another transformational step for Bunge, adding another platform for growth.

Now I would like to turn the call over to Jackie who will take you through the second quarter results and outlook.

Jacqualyn Fouse: Good morning, everyone. Thank you for joining us on the call today. As Mark mentioned, you can follow us along with some slides on the webcast. So, I’ll start my comments with slide six.

Volume growth for the quarter was a little bit more moderate versus the first quarter of this year, but it remains quite solid. And I would remind you that we compare to a very strong Q2 in ‘07 where the fertilizer growth rates were in excess of 50%. So, the fertilizer growth was slightly negative in total for Q2 and we’ll talk a little bit more about that in the segment results.

Profit growth at both the EBIT and net income levels continues to be strong as margins remain high and we performed well in all business units. Our effective tax rate remains in the guidance range of 24% to 28%.

Looking at the segment results for the quarter, agribusiness results were led by oilseed processing, but grain and oilseed distribution and grain origination also performed particularly well. Agribusiness results also benefited from the $117 million of the transaction tax credit that was booked in the quarter in that segment. Crush margins in almost all regions of the world remain good and the fundamentals are very solid.

Fertilizer posted strong retail volume for the quarter, driven by soybean and corn crop demand, but these are offset by a reduction in wholesale volume versus ‘07 as a result of inventory restocking last year. Food products’ overall performance continues to improve versus last year. Edible oil volume growth was solid, but was partially offset by lower volumes in wheat milling due to Argentinean flour competition in Brazil.

Profit growth was nevertheless good, driven by good margins in wheat milling and edible oils in many geographies continue to benefit from price increases that we were able to take last year, though certain parts of the world are feeling some pressure there. And there’s a bit of a lag with respect to that as we see a continued high crude oil prices in that segment. So, the results in food products also benefited from the Toronto land sale and the transactional tax credit booked in the quarter.

With respect to the balance sheet, we continue to be very focused on managing our balance sheet and working capital as we continue to see a volatile price environment. Though working capital is up over $2 billion since year end, all of this is in readily marketable inventories. And debt is only up about $1.2 billion, as we’re generating stronger profits and stronger funds from operations before working capital changes. Equity grew by $1.5 billion and our cash cycle improved about five days versus the end of the year and about one day versus the year end ‘07 cash cycle number.

Looking back to the time the company went public, the growth in the business has been managed with an ever strengthening balance sheet. So, you can see, the shareholders’ equity has been growing faster than debt, faster than working capital, faster than sales, and our gross debt has been growing slower than operating working capital and sales.

Looking at the cash flows for the quarter and the six months ended June 30, as already mentioned, strong funds from operations before working capital changes has been driven by better profitability. So, we’re earning more money on the capital that we’re required to commit to do that. Cash flow from operations was negative for the quarter and for the year to date due to the change in working capital, but less so than last year.

Given the commodity price movements during Q2, we think our relative performance is demonstrated by our cash cycle performance and our cash flow performance has been good and we remain very focused on this issue.

You saw in the quarter that we spent a little over $200 million in capex and some of the major projects that we have going on there include sugar projects in Santa Juliana, our plant in Russia, expansion in Tianjin and a number of fertilizer mine projects. So, continuing to invest in our infrastructure and our core industrial assets.

Looking at financial liquidity, as of the end of the quarter — and these, the numbers that you’ll see on the slide and the webcast, slide number 11, show availability only under committed facilities. We obviously have other sources of liquid funds. But this one’s a very straight forward one to look at.

So, strong financial liquidity at the end of the quarter, about $1.9 billion. And this is within a quarter in which soybean prices were up 34% from the end of Q1 to the end of Q2, corn up 30%, and wheat was down about 10%. So, even with the price spikes of June, we ended the quarter with a strong liquidity position and as we’ve seen prices come off somewhat, as you know, during the month of July, so far that liquidity position has improved even since the end of the quarter.

Our focus for the remainder of the year is to refinance a $1 billion revolving credit facility and $500 million bond debt maturity that takes place later this year.

With respect to the outlook for the remainder of the year, as Alberto mentioned in his comments, the market fundamentals remain quite solid. We expect good harvest in both the US and Europe. We continue to see that given global demand and the demand supply dynamics that acreage needs to expand in South America to ensure supply.

So, prices will have to support that acreage expansion. We expect fertilizer fundamentals to continue to be strong and in our food products segment, we expect to continue to show improvement there. There are some challenges still ahead of us. They are the same ones that we’ve spoken with you about before.

The Brazilian Real continues to be very strong so we have to be attentive to managing our cost sites in Brazil. It’s also the case with the strong Real and the higher input costs for crops will pressure Brazilian farmer economics. We also are seeing higher raw material costs in fertilizer and that could put pressure on those margins and edible oils as well. We’re managing that very carefully.

As you may have also seen, with respect to the latest USDA forecast, the high agricultural commodity prices may start to put some pressure on demand growth.

The latest forecast for the ‘08 – ‘09 cycle are up 4% for veg oil and up 1% for meal. So, continued growth in demand, but at slightly slower rates than we saw for the previous cycle. As we’ve also already seen this year, government policy changes can disrupt trade flows.

So, with that, we have increased our full-year guidance from $9.35 to $9.65 a share to a new range of $11.60 to $11.90 a share. That’s a net income increase of about $300 million. And we maintain the effective tax rate guidance range of 24% to 28%.

So, with that, I’ll open the call up for questions and answers.

+++ q-and-a

Operator: Thank you. (OPERATOR INSTRUCTIONS) We’ll take our first question from Christina McGlone from Deutsche Bank.

Christina McGlone: Good morning.

Alberto Weisser: Good morning, Christina.

Christina McGlone: I guess first question, Jackie, following on your agribusiness outlook and the volumes in the quarter, where should we think about volumes, demand, versus crush margins, kind of in your major regions? How should we think about that as the year progresses?

Jacqualyn Fouse: Well, I think we continue to see very solid fundamentals for the remainder of the year. If you go back and look at the same period of last year, I think you’ll see that the growth rates in agribusiness for the quarter in ‘07 were pretty strong - around 10%. And I believe for the six months they’re around 12%. So, the fact that they’re a bit more moderate in this quarter compared to last year, I think the comp is a little bit tough. So I think we would expect to see them closer to our stated long-term growth range for the second half of the year. That being said, we are seeing a little bit of pressure on demand so you could have a point or two of impact there. Alberto may want to add something.

Alberto Weisser: Yes. The crushing margins are solid, Christina. I think what we have to always remember is that so much of the growth is — around the world, so much of the growth after the globalization really started in 1990.  We have a significant additional demand from the developing countries. And so, we see around the world the strong demand of, I think, even 1% of the USDA, is amazing when you think about the high prices that we have out there.

Christina McGlone: And, so, basically, agribusiness has kind of shifted from being driven by maybe that dislocation opportunity and the merchandising function to oilseed processing. Is that correct? Is that what we’re seeing today?

Jacqualyn Fouse: Well, in terms of the relative over performance, it’s probably been a bit stronger in oilseed processing piece of agribusiness. But the distribution results are also still very good, as are grain origination.

Alberto Weisser: In fact, in this quarter, pretty much everything worked very fine. With these dramatic increase in prices, the high volatility, this is exactly the moment where companies like us are well positioned. We have to have the credit lines. We have to be ready to serve everybody. So, I was amazed. It was obviously stronger than we expected, how well all the business units worked. It was grain origination. It was grain, oilseed. I would not highlight one specifically. It was everything that was working very well.

Christina McGlone: Okay. Then shifting to fertilizer and farm economics in Brazil, would you — I think before you had guided to 5% to 7% fertilizer volume growth. I’m not sure if that was Bunge or the industry. Is that changing at all given where farmer break even is and where soybean prices have fallen to very recently? I think farmers would still plant at break even but I’m not sure if that’s impacted by the fact that their ability to forward sell is more limited. Can you maybe touch on that break even level and farm economics, please?

Alberto Weisser: The farm economics are fine for the farmers. The industry expect it still to grow 5% to 7% or 5% to 6%. That’s the figures from ANDA. And the farm economics are good. We have to remember that for the expansion of the agricultural new land which we expect to happen something like around 5%, soybeans in Mato Grosso have to be at a level above $12.50 per bushel using CBOT. So, that’s where the prices are above that level. So, we see continued very strong interest from the farmers to expand.

Christina McGlone: Okay. Thank you. And then just last question, Alberto, can you take about Argentina now that the tax was, I guess, unexpectedly repealed? What’s going on with that government? Are we going to see an energy crisis? Is the Peso going to devalue? And how are you preparing yourself for that?

Alberto Weisser: We are very pleased that it was settled in Argentina, that the situation was situation was settled for our global trade in a favorable way. Obviously, we suffered in this quarter and during all this process in Argentina. And I think it will, the markets adjust itself, issues like energy, we have around the world in other countries. One way or the other, we always found a way to adjust ourselves for that. I’m hopeful and I’m positive about how it will evolve. So, it ended up at the moment being better than we even hoped. I’m happy that we see now the flow of Argentina also come to products out of Argentina.

Christina McGlone: Okay. Thank you.

Alberto Weisser: Thank you.

Operator: Our next question will come from Christine McCracken from Cleveland Research.

Christine McCracken: Good morning.

Alberto Weisser: Good morning, Christine.

Christine McCracken: Just on your incremental increase in guidance here. It’s only been a couple of weeks since you raised it significantly already. What changed in that period of time that gave you the confidence to raise it here?

Alberto Weisser: I think what the difference is, first, we performed very well. So, in the quarter, we had also some one time items and we’re getting closer to the time where the Brazilian farmers are giving signs of how they will perform and how they will buy. The commodity prices are staying high and also the fertilizer prices stayed high.

You might remember, we mentioned that there is upside if the conditions stay the way they are. And the conditions are, they stayed positive. So, these are all, if you add them all together, they give us the confidence that we will be able to perform like we’re indicating.

In addition, also, you know we are, especially in the corn crop in the US, we are deeper into the season. So, we have a little bit more visibility and there is less worry about the weather at the moment. There’s still a long way to go until the end of August. But all of this gives us some more confidence that we will perform so well until the end of the year.

Christine McCracken: You’re saying that crop prices stayed high, but they’ve sold off pretty hard here in the last couple weeks. Is that affecting your outlook even though it’s changed?

Alberto Weisser: I think, probably, it is even positive, because they are at the level where they’re fine for the fertilizer at these prices. And by coming off, there is less pressure on working capital. There is also relief for the final customers. To be very honest, I’m happy that the prices came a little bit down because it was tough out there.

Christine McCracken: And just on your comments of sales, what looked to be shifting forward in fertilizer, at least on the retail side, you know, typically it has affected the timing a bit in that fertilizer business. Is it maybe weakening your outlook at all for the second half? Or is it that that may even be incremental to what your expectations are around fertilizer sales going forward?

Alberto Weisser: We are very confident about the second half and looking into the next couple of years in this area. The fact that we had now two years in a row, ‘07 and ‘08, where so much was sold to the soybean farmers and at the beginning of the year. It’s probably more related with the fact that the farmers anticipated that the prices are high for commodities and there was a risk that they would come down, like what happened. Also, that the fertilizer prices would continue to increase. So, I think the farmers took a very good decision by buying a little bit earlier.

Now, because the farm economics are positive, we will see a good second half. Now, longer term, we would expect that the pattern, the purchasing power, the purchasing pattern of the farmers would go back to a more normal situation like 40%, 60% in the second half or one-third, two-thirds. So, the last two years has been a little bit different.

Christine McCracken: I’ll get back in the queue. Thank you.

Alberto Weisser: Okay. Thank you.

Operator: Moving on to our next question, Robert Moskow from Credit Suisse.

Robert Moskow: Thanks. Good morning and congratulations.

Alberto Weisser: Thanks. Hi, Rob.

Robert Moskow: Hi. I had a question about the inventory that you’re holding. Obviously, the value of those inventories are a lot higher than they were a year ago because commodity prices have risen. But, just in the last month, commodity prices are falling. Maybe corn is falling a lot faster than soy. But does that have any implications for your earnings power in the back half of the year? Is there any risk that you bought soy at one price and then you have to sell at a lower price later on? Thanks.

Alberto Weisser: Not at all, Rob. Because, obviously, you know we always hedged. For us it doesn’t matter if it is going up or down. The positive of prices coming down is there’s more — clearly, if it stays like this, we’re going to have a positive cash flow. So, let me tell you, I’m happy where it is. I don’t see any significant on the earnings side.

Robert Moskow: Right. And, second question, there was a small news item saying you were going to start distributing fertilizer in the US. Can you review a little bit about the strategic rationale for that and how big you think you want to be in fertilizer in the US?

Alberto Weisser: Yes. This is initially going to be a very small venture. But we are, because of our large operations in South America, we are one of the largest buyer and logistic operators of all these raw materials. And as the US is shifting to become more of an importer of fertilizer, we can use our capabilities of doing that. So, this is much more like a commercial activity using our global infrastructure of freight, of supply, and also with our relationship inside the country to the different operators. So, we see an opportunity to work in this arena, but we don’t expect this to be anything really large.

Robert Moskow: Okay. Thank you very much. Thank you.

Alberto Weisser: Thank you, Rob.

Operator: We’ll move on to our next question from Ken Zaslow from BMO Capital Markets.

Ken Zaslow: Good morning, everyone.

Alberto Weisser: Good morning, Ken.

Ken Zaslow: Did I just hear you say that you might have positive cash flow?

Alberto Weisser: Yes. We have.

Ken Zaslow: What would it take for you to get to positive cash flow? Are we in the situation where soybean prices have gone down enough where we should start to see that? Or would it be another leg down for soybean prices that we would need to see?

Alberto Weisser: The only thing we need is non-rising prices. The prices have been rising for the last basically three years. So, the moment the prices stop rising, we have positive cash flow.

Ken Zaslow: Okay. And then, just on a totally different note, under what circumstances would CPO be accretive to your earnings? Since you announced the acquisition, I think corn prices have been down roughly 20%, 25%. You just — I think you said on the call that you didn’t even look at synergies outside of US and, I think, another market, you said. So, what circumstances could CPO acquisition be accretive to earnings?

Alberto Weisser: CPO will be accretive to earnings. On our call, I think we mentioned that at the moment we are seeing 2010 and perhaps even late 2009, depending. But I think we said 2010, depending on certain situations.

Now, as we start under whatever is possible under law to work together and we are getting to know each other better, we are quite excited about the opportunities that are out there. So, we — before we signed the agreement and the information we gave you about the synergies are from that time, we had to go really on the very safe side on things that are very obvious, like in Brazil and the US.

But as we talk more in new areas, especially new growth areas and new opportunities and logistics in origination and new countries, I think it is Mexico, Columbia, Korea. So, starting selling corn products, products in Europe. So, I think it will be very interesting. Later in the year, as we evolve and get closer to the closing of the deal, we’ll be able to give you much more color.

Jacqualyn Fouse: Yes. I think, Ken, with respect to the synergies, where we’ve been probably light, if I can call it that, is on the revenue side. And how we came up with what we included in the range that we gave of $100 million to $120 million, of which about a third or so is revenue related, are really more what I would almost call profit opportunities, that when we look at the existing businesses, managing common customers, and some things that we just know we should be able to do in the fairly short-term, those are the kinds of things that we’ve included in that number.

So, as Alberto said, incremental growth opportunities, even looking at Asia, which we didn’t really quantify. Some of those, all of that is not in there. So, it’s probably pretty, pretty interesting in terms of upside.

The other thing, with respect to accretion, dilution, is, obviously, when we did the acquisition analysis and our forecast for Corn Products’ profits on a go forward basis, we made certain assumptions about corn prices and profitability. And so those will be baked into the analysis and ran different scenarios on that to be able to come up with that as well.

Ken Zaslow: Is there a corn level and a synergy level that would actually make the CPO acquisition accretive in year one?

Alberto Weisser: There are scenarios. There are scenarios. But, obviously, we need much more time to analyze this. And we have seen scenarios and I’m very pleased, also, we have seen, two days ago, Sam announcing the earnings. They’re doing well. So, we are very excited about it.

Ken Zaslow: Great. I appreciate it. Thank you.

Alberto Weisser: Thank you.

Operator: And we’ll move to our next question. David Driscoll from Citi.

David Driscoll: Good morning, everyone.

Alberto Weisser: Good morning, Dave.

David Driscoll: Congratulations on the great results.

Alberto Weisser: Thank you.

David Driscoll: Alberto, can you give us a little bit more color on your trading operations? Really, my question here is kind of — I’d just like to hear a bit more discussion on how you’re generating the upside. I think by my calculations, this business over the last two years has seen a total profit change in all of agribusiness of just shy of $900 million. And I think that a very substantial portion of it is coming from the trading operations. But I’m not clear exactly what’s the genesis of that in the near-term here. And then, sorry for the long question, but I’m trying to drive to how do those of us on the outside look at this thing in terms of sustainability?

Alberto Weisser: I would say that in the last two years, the last four quarters, most of the profitability has come from what we call more structural from physical transactions. Now, when you talk about trading, I suspect you are talking about proprietary trading. The proprietary trading, this is a very small component of our business. Very, very small.

David Driscoll: Alberto, I can tell you that that’s absolutely not what I’m looking for. I’m looking for the physical trading business that you guy are in right now and the fact that there’s been so much volatility as you described in your comments. That’s the reason why we’ve seen a lot of upside. It’s not the proprietary piece that I’m interested in.

Alberto Weisser: Okay. The physical. That amount, as you can see from the volume, it has continued increasing and in an environment the way we are in was rising prices, volatility. It is very important to be global, integrated, and a lot of good knowledge. So, the risk management component was very important.

I would say that obviously in this quarter, it has been clearly above normal. And it has been exceptional performance. But, as I look forward, the environment is very positive, Dave. I’m not so sure exactly if I understood your question.

Jacqualyn Fouse: Dave, I think, as I mentioned earlier in response, I think, to a question, the — if you look at the relative over performance of the individual categories within agribusiness, so far this year the relative over performance is greater in oilseed processing. But the other categories are outperforming as well.

So, if you’re trying to get to is oilseed processing performing normally and the other ones, from a relative standpoint, doing much, much better, it’s not that. Oilseed processing is the biggest relative outperformer and they’re all outperforming so far this year.

David Driscoll: That’s very helpful. If I then kind of try to skin the cat in a different direction, when I look at first half results for Bunge, it looks to be about $6.84 excluding the tax benefit. Now, if I look at the guidance, that implies back half earnings of $4.34. How do you explain the slowdown, especially in light of the fact that the third and fourth quarters historically have been the most profitable?

Alberto Weisser: I don’t see it as a slowdown, Dave. I’m sorry if I disagree. I think the first half has been extremely powerful. We see the second half very strong. Obviously, last year we had some — it was also very strong last year when you compare what we expect to do this year, last year, vis-a-vis all the past years. It continues to be very strong.

Now, obviously last year we had also some additional benefits like, remember the mark to market issues that reversed in the second half? We had losses in the first half. So, there were a couple of things that make it a little bit more comparable. But I see the second half of this year quite strong. Now, obviously, it is not as strong as the first, but the first has been exceptional.

David Driscoll: That’s really at the heart of what I’m trying to get to. So, Jackie, if you’ve said that agribusiness is really being driven by processing then I really would not understand why anyone would expect to see the earnings in the second half decline by $2.50 relative to the first half and in light of the fact that you should be realizing substantially higher fertilizer prices. So, there’s an incongruity here that third and fourth quarters have always been your strongest quarters. I mean, you go back a long history, Alberto. You’ve said it many times on these conference calls.

Alberto Weisser: But, Dave, also you have to understand that some of these profits, they also move between quarters. That’s why it’s so difficult to talk about quarters. So, we do anticipated business. We do forward business. And then because of the mark to market, we have to book the earnings at that time.

So, that is why it makes it a little bit more difficult to talk on a quarter or half year basis. And I’m sure there is some shift from the second half into the first half of the earnings. But you’re right. There has been a little bit more of a shift vis-a-vis previous years, a stronger first half.

But when I look at the second half, if you’re saying “Is there more upside potential?”, it’s a little bit more difficult to say now that there is more upside potential than we would see in the beginning of the year, because we have much more visibility of how it will be. Look, the second half is above — at least two points above our RONA. So, it is very strong performance.

David Driscoll: Alberto, can you make a comment in light of these earnings and the guidance that you’ve given for ‘08, how we should think about 2009? I know you probably don’t want to give exact numbers here, but, again, I’m trying to get directional right on this. Is this something where you think that ‘09 can just continue to build on ‘08? Is that a fair statement?

Alberto Weisser: That is a very tough question and we are not ready to answer that in a detailed way. We are just starting our business plan. So you remember that in January is when we talk about ‘09. But let me give you a picture of how I see the overall environment.

Starting with fertilizer, I think fertilizer will continue strong. The demand is out there. We see around the world the demand for food, for grains, increasing. I always like to remember that we should think that — or see the number that 80% of the global population earns less than $5,000 a year.

So, what we are seeing is that developing countries, the poorer countries are growing, are becoming richer for the first time this year more than half of the GDP is going to come from developing countries. That has never happened before. So, as these economies shift a little bit away from just grains to meat, this is an additional demand of four to eight times the demand of what they were consuming before.

So, there is a strong sustainable demand out there. And this means there is a bigger need for fertilizer. Now, the supply chain or the increase in production in fertilizer takes a little bit longer, because we have to open mines and until everything comes up on stream. So, I think the environment into next year and the year after is going to continue to be strong in fertilizer.

In agribusiness, also, I think it will stay strong. But don’t think about the second quarter. I think it would be much more like it was in the second half and as we’re expecting the second half of last year and the second half of this year. So, the environments are positive.

And, also, we have to remember, we have been investing a lot and many of our projects are coming up in stream. Finally, we are starting to see, starting to have our first tests with our plants in Russia and the Spanish plants. All around the world we are expanding our operations. So, it’s a little bit early. So, I’m sorry if I’m rambling but I’m optimistic about — I’m relatively optimistic about next year.

David Driscoll: If I could get one more question in on a different topic altogether?

Alberto Weisser: Sure, Dave.

David Driscoll: I’m just getting a tremendous number of questions on the Corn Products deal. In particular, there’s, Alberto, you certainly watch the stock. You’ve raised guidance $5.50. Yet the stock is down $15 from the time when you announced the deal.

If we make the presumption that you wanted to arbitrage an overvalued stock price, I’d just like to hear your thoughts on the idea that Bunge perhaps could have monetized a piece of their fertilizer assets instead of buying Corn Products, this would’ve reduced Bunge’s risk to high crop prices, brought cash in the door, and highlighted the value of the remaining fertilizer operations. Can you just give a little comment on that? I mean, this is truly just a shareholder value question.

Alberto Weisser: Look, we have to — our role at Bunge is to maximize the net present value of future cash flow. So, we see that this transaction is very strategically, very interesting and it will add value to the company. Okay.

I cannot react to — if at the moment the prices are very high or fertilizer, this or that. These are the kind of things we cannot react. But I have to, all the time, think about how do I maximize the net present value to liquefy pieces of the portfolio. That might be an interesting decision, but this does not maximize the net present value of future cash flow of the existing shareholders.

David Driscoll: Thanks for all the comments.

Alberto Weisser: Thank you.

Operator: And we’ll move on to our next question. Vincent Andrews from Morgan Stanley.

Vincent Andrews: Hi. Good morning, everyone.

Alberto Weisser: Good morning, Vincent.

Vincent Andrews: A bunch of leftover questions here. Maybe Jackie, I’ll just start with you. If you could just help us understand what you’re actually doing internally to improve the working capital dynamics?

Jacqualyn Fouse: We have got a very nice sort of, I guess, structure or system put into place now where the commercial and finance people work very closely together to analyze the business that we’re doing, the profitability on that business, the amount of capital that has to be committed to it, and for how long. We’re just doing a more robust analysis than we have in the past. The team has come together very nicely so that when you get that analysis right and people can then see which pieces of the business are contributing the most, they obviously start to focus on those more.

So, we’ve trimmed off bits of business that at the margin were not that interesting and where we’ve been able to redeploy the capital elsewhere or keep it for drop out or so to speak.

Then you’ve got — that’s one aspect of it just with respect to the business that we’re doing, including the split between spot business and forward business. And then you’ve got, obviously, each one of the processing facilities where people are very focused on managing inventories as tightly as they can, both in agribusiness and in food products particularly. So, that’s basically what we’re doing and it’s becoming part of our DNA, I would say. People are very focused on it, pricing the business appropriately. If we’re taking on more risk than the farmer’s taking, we’re trying to help price, price more appropriately. Price the higher capital commitment and the length of the capital commitment.

Vincent Andrews: What in the — that kind of got into my next question. What in the kind of agribusiness value chain, just tell us where’s the leverage that’s allowing you to, as you put more capital into the business, get a commensurate return on that. Where is that leverage coming from?

Jacqualyn Fouse: Well, I would say one of the things that is helping is certainly all the major players in the industry are all kind of doing the same thing. So, you’re seeing comments about this in the public domain from some of our competition. You’ll see us at certain moments behaving more or less the same way with respect to our appetite for forward business and then how far out we’ll go with it and things like that.

So, when you have that degree of rationality being seen in the marketplace, then that helps. But it’s also the case that because we have the industrial asset base, because we’ve got the ability to be efficient with the logistics and everything that we do, we just can look at the whole value chain and leverage all of that.

Alberto Weisser: I would add, Vincent, that in moments like this, obviously the farmers would like to do much more forward business than they usually would do and it’s very difficult to tell them “No”, because we have this limitation of working capital.

So, there’s a real pressure there. At the same time, you have to earn the additional remuneration for we are using not only working capital — debt for the working capital. In an environment like this, you also have to use equity. So, we are also using our equity. So, the returns have to be higher in these tremendous escalation of prices and volatility.

Vincent Andrews: Okay. Then just to shift gears a little bit, Alberto, there’s a lot of talk about expansion of acreage in Brazil, how that will effect the fertilizer industry or business and so forth. To a certain extent, don’t — shouldn’t we be focusing a little more on application rates on existing acreage as well? In other words, isn’t Brazilian soil under-fertilized? Isn’t there a huge incentive, from a price perspective now, for the Brazilian farmer just to be using more on his current acreage? Is that a reasonable thing to be thinking about?

Alberto Weisser: Yes. In fact, you are right. I do the same mistake. I talk about acreage expansion and what we are working very close with local agencies, government agencies, research institutes, and different organizations is to convert pasture to agriculture. In fact, doing it, even combined, pasture and agriculture in the same area. This is probably more where the expansion is happening. We are incentivizing that because this is obviously also very interesting. You don’t have to open new land which is always more expensive. And you’re right.

One, we should think more about the conversion of pasture. Second, more about application rate. The application rate is going up as the commodity prices are good. Farmers are using more fertilizer. But we should not forget the ‘05, ‘06 crisis.  It’s still in their bones. Not everybody is completely out of the woods there. So, some of the farmers are still struggling and there’s still debt. It takes more time. It takes more time. To be real honest, I prefer that it takes more time because it’s therefore more solid.

Vincent Andrews: Okay. I guess my point, or what I wanted to say was just when we think about the break even price of $12.50 is for existing acreage — I mean for new acreage. But around $12.50 or below, the farmer would probably still be apt to put more fertilizer on his existing land simply because there’s leverage to the yield response curve? Is that correct?

Alberto Weisser: Absolutely. And I think it’s more the industry is limiting because of credit concerns, that we are limiting how much we are selling. So, probably, if there was less limitation on funding, the farmers would be buying more.

Vincent Andrews: Okay. And speaking of funding, the Brazilian government, I think, has announced over the last month or so that they’re going to get more involved in the funding of the farmer. Can you just kind of quantify or somehow — or qualify the impact that will have on the industry in general and perhaps on your credit?

Alberto Weisser: Yes. The government is probably, they announced that they will do more and — but this probably covers mostly the increase only in prices. The very positive development that we are seeing is that more and more banks are getting involved.

In the past, there were one, two years ago, one-third of the funding to the farmers in Brazil was done by the government, one-third by banks, and one-third by the agribusiness companies like us, Monsanto, Caterpillar, and so on. And what we’re seeing is that the banks are stepping in, not only domestic banks, but a couple of foreign banks. So, we don’t need to expand.

In fact, our need to fund really has, in fact, in relative terms diminished a little bit. So, we are happy about this. We continue serving the farmers and we continue working with the banks. So, we continue earning our fees. And I think the combination of working directly with the banks is a positive new development. But it is shifted more to the banks at the moment.

Jacqualyn Fouse: Yes. You shouldn’t expect this to make a dramatic shift from one day to the next. But we are seeing that and we expect that to continue over time. You should see that reflected in the details that you find in the Q with respect to the amounts outstanding for the farmer credits.

Vincent Andrews: Okay. And maybe I’ll just take a last crack at the guidance. We’re not terribly surprised to see you come out with these numbers, given some of the analysis that we’ve done. But, Alberto, typically, these guidance increases come with caveats about where you feel like you’re being conservative or what you’re worried about as we look through the back half of the year. So, could you just remind us what those might be with this new set of guidance?

Alberto Weisser: As we come deeper into the year, I think we become more — we have more visibility and the level of confidence grows. You know I have 15 years in this industry and things go up and down. You have to give a realistic view. This one was an exceptional — I don’t think we can repeat so often quarters like this. So, I would say if I’ve been accused of being conservative, but overall, we have been more right than wrong in terms of where we have income out. And I would consider that we are deeper in the year. We know more about it. So, we are sharpening our pencil.

Vincent Andrews: Okay. And then if we did kind of look a little bit beyond the year and looked at the next 12 months, from a fertilizer perspective, supply and demand of those nutrients is going to remain tight. And if we assume commodity prices remain about where we are, that sort of implies that that piece of the business is sustainable and can essentially even get better. We’ve just seen the phosphate rock price go to $400 to $500 a ton in the last month.

So, when I think about agribusiness, then, I have to think about the crush margins, which continue to get better. Why are they continuing to get better? I know it’s demand driven. But can you tell us more than just that it’s demand orientation? What in the chain is causing the leverage to get the margins wider? That may be similar to the question we already talked about in the logistics piece.

And then, also, how do you see the edible oil business recovering or is that just going to be a collateral consequence of better results in agribusiness?

Alberto Weisser: I agree with you on fertilizer. On agribusiness I would add that I don’t think there will be an expansion in crush margins. What we’re seeing is a more normal crush margins for the second half and the second — in the first half, they were clearly above normal. So, the returns were higher than the average returns. And we are anticipating that they come back more to a normal environment. So, we don’t see an expansion in crush margins. At a very good level, very high level, but not expanding.

In fact, probably getting a little bit more normal. And so, when I look at the agribusiness in general, I would suspect that we’re going to see RONAS of 2% points above cost of capital in the future like we have seen in the second half of last year and we’re expecting in the second half of this year. So, solid, but not as exceptional as in the first half.

The demand is good. We see all the time, you know, with these very high prices, that we’re anticipating that meal demand will grow at 1%. Normally we would suspect that there would be demand destruction. You might see it in one area or the other, a little bit softer, perhaps even a little bit of a retraction of demand, but around the world it is positive. Same as with vegetable oil.

So, I feel that the global picture in agribusiness of supply, demand, grain, oilseeds, soft seeds, and soon also more, in our case, of sugar, is positive. I see it positive, but not exceptional.

Now on the edible oils side, and I would add, edible oils, we were, as Jackie said, we suffered a little bit in the quarter when prices rised the way they did. We have much more trouble in passing them on to the final customer. The time lag is bigger. And I’m much more optimistic about food products, edible oils, in the future because we see that we are being able to pass it on.

So, there’s upside in — which is included in one way or the other in our guidance. It’s obviously not so large a piece of our business, but the outlook is more positive there.

Vincent Andrews: One last thing then I’ll pass it along. What do you consider your cost of capital to be these days?

Alberto Weisser: It’s around 8%, if I’m not mistaken. Is that right, Jackie?

Jacqualyn Fouse: Right.

Alberto Weisser: Around 8%. Yeah.

Vincent Andrews: It’s okay. Thank you so much, guys.

Alberto Weisser: Thank you.

Operator: We’ll move on to our next question. Diane Geissler with Merrill Lynch.

Diane Geissler: I’m sorry if I missed this, but just a quick question on your current — your new guidance. Does that — that excludes the extraordinary item in the second quarter? Correct?

Jacqualyn Fouse: No. It’s included.

Diane Geissler: Okay. So, if we were to strip out the — I guess it’s about $0.75, the pro forma number would be $10.90 to $11.00 — help me out here. $11.15? Something around there?

Jacqualyn Fouse: It’s $0.72.

Diane Geissler: Okay. So, it would be below the $11.60 to $11.90?

Jacqualyn Fouse: Right.

Diane Geissler: Okay. And then the other question I had really was on the — you know, just a commentary about — you’re happy with where current soybean prices are and even if they moved down a little, that would be beneficial from a cash flow perspective. But then when Jackie made the comment about oilseeds and trading and that whole side of the business, which seems to do very well when crop prices are high, I guess, between the two, would you rather have lower prices and positive cash flow or higher prices and the benefits to earnings from higher prices? Or where do you draw the optimal position, I guess, in terms of where crop prices are?

Alberto Weisser: Let me answer that because Jackie clearly prefers cash flow. But, joke aside, but what I think we do like to see, the prices have to be high enough that the farmers are happy, so that they buy fertilizer, so that’s why we talk so much about the break even and the expansion of Mato Grosso.

Now, overall, what you have to think is that we are in the middle. We are — so, when prices are very high, we don’t benefit. It’s the farmer who benefits. When the prices are very low, it’s the consumer who benefits. So, we are in the middle and we make a margin.

And a very good example is in 2004, when the prices came down very fast and we had a very good year. So, it is not that we make money because prices are going up. So, obviously, I think we have the skill to sail through well. The team is very good at sailing through very volatile markets. But, overall, we don’t depend on the level of the prices. We don’t correlate with that. So, the only thing is, the caveat is the farmers need to make enough money so that they buy the fertilizer.

Diane Geissler: Yes, but presumably if we look at, you know, 2008 and we look at the benefits fertilizer has had from sort of just as soybean prices have sort of skyrockets and demand for fertilizer and expansion of acreage, et cetera, you definitely benefited. I mean, if I look between 2008 and 2004, I’d much rather have 2008 with, you know, $11.00 in earnings than $4.20. So, I guess —

Alberto Weisser: You’re right in terms of fertilizer. But I understood your question in terms of agribusiness, food and agribusiness, which presents 60% of our business. In fertilizer, you’re right. High prices benefit. The high prices do benefit the fertilizer sector.

Diane Geissler: Okay. So, when we think about it in aggregate, in the whole, Bunge consolidated, where would we draw that optimal line between having prices be low enough that we can stimulate demand versus prices that are high enough where we get incremental acreage and trading opportunities because the market is volatile?

Alberto Weisser: The sweet point is high enough so that the farmers are happy, but not too high that the customers continue increasing their demand. So I have a feeling that where we are at the moment is probably healthier than where we were, in the long-term, healthier than where we were in the first half.

Diane Geissler: Okay, alright.

Alberto Weisser: Because you also have to remember there’s tremendous pressure on funding. We had to expand our working capital by $4 billion or $5 billion over the years. This has a tremendous pressure on the whole system.

Diane Geissler: Okay. Alright. Thank you very much.

Alberto Weisser: Thank you, Diane.

Operator: And we have time for one more question. Our next question will be a follow-up from Robert Moskow from Credit Suisse.

Robert Moskow: Just very quickly, Alberto, you’ve said many times that you think returns have to be higher in this type of environment because your cost of carry is so much higher. Can you take a shot at trying to estimate processing margins? How much higher do you think they should be? And then, also, origination margins, logistics margins? Order of magnitude, do you think they need to be 10% higher? 15% higher?

Alberto Weisser: We didn’t do it like this. But the way Jackie was explaining how we work together between finance and the commercial team, because it becomes limited, the amount of funding we make available. Obviously, we could give much more funds available. But we have to find the right balance, how much liquidity reserve we have. How much we want to — how much risk we want to take. So, naturally what happens is if you limit this, there’s pressure on the margins to expand. So, we have not quantified this. We really have not done — this is much more a interactive way. Jackie?

Jacqualyn Fouse: We haven’t looked at it exactly that way. What we’re trying to do though is to price the business, to take into consideration the amount of capital that has to be committed, how that can vary based on the fact that we hedge, and if the prices mold the additional capital, you have to commit because of margin calls on the hedge. And then for how long that capital is committed. We’ve done a better job of including considerations for those couple of things on the forward business, I would say.

Robert Moskow: And since you operate in a very consolidated market, it seems like your competitors are doing the same thing. Perhaps everyone is requiring a higher cost, a higher margin in order to do business. Maybe that’s the advantage?

Jacqualyn Fouse: Economic rationality would tell you, you should be doing that.

Alberto Weisser: We’re seeing a couple of players that went too far and you have seen the troubles Selecta and Agrenco had. You know it is very, very tough, Vincent, to limit the business. When you really look at it, the business is the same we did last year. But the farmers want to do more than normal. And that is so difficult to say “No”.

Robert Moskow: Alright. Thank you very much.

Alberto Weisser: I’m sorry. Robert. I got your — sorry.

Robert Moskow: No problem.

Operator: And that concludes the question and answer session. At this time I’d like to turn the call back over to Mr. Mark Haden. Please, go ahead.

Mark Haden: Great. Thank you, Steve, and thank you everyone for joining us this morning. Bye.

Operator: And this concludes today’s teleconference. We thank you for your participation. Have a great day.